

Sun Life announces the appointment of Tom Murphy as President, Sun Life Asset Management

Company brings all asset management businesses together under one pillar

TORONTO, ON – (October 6, 2025) – Sun Life today announced the appointment of Tom Murphy as President, Sun Life Asset Management as it continues to accelerate growth across its global asset management businesses.

"Sun Life is a leading global asset manager, and this new role and structure will bring all of Sun Life's asset management businesses together under one pillar. Sun Life Asset Management will also build new capabilities to better drive synergies between our asset management and insurance businesses," said Kevin Strain, President & CEO, Sun Life.

In addition to MFS, a global provider of equity and fixed income solutions, and SLC Management, a global provider of alternative assets and fixed income, Sun Life Asset Management will include Sun Life's stake in Aditya Birla Sun Life Asset Management, one of the largest asset management businesses in India, as well as Sun Life's pension risk transfer business, currently part of Sun Life's Canadian business. Together these businesses generated over CAD $1.4 billion in earnings for Sun Life in 2024.

"Sun Life is among the largest asset managers and insurance companies in the world, with CAD $1.54 trillion in assets under management," added Mr. Strain. "Tom's leadership and the additional businesses now within our asset management pillar mark an important next step for Sun Life, enabling collaboration and co-creation between our market leading asset management companies and our global insurance and wealth businesses to unlock new growth opportunities and to better serve our Clients."

Effective January 1, 2026, Sun Life's asset management financial results will reflect this new structure. This change will further highlight Sun Life's enterprise-wide asset management capabilities and growth aspirations.

While Sun Life Asset Management will accelerate growth opportunities across its global enterprise, each of its asset management companies will continue to operate under their existing brand names with no impact to their governance structures, leadership teams, or investment philosophy.

"The depth and breadth of our global asset management capabilities is truly impressive," said Mr. Murphy. "Sun Life has an enviable range of public and private asset classes including equities, fixed income, real estate, infrastructure, and private credit.

We intend to unlock further growth opportunities between our asset management, insurance and wealth businesses by accelerating the distribution of our asset management solutions through Sun Life's proprietary wealth channels, developing new strategic partnerships, leveraging our global balance sheet, and seeking new sources of permanent capital to drive revenue growth, enhance scale and provide access to seed capital."

Mr. Murphy has more than 25 years of global asset management experience. He joined SLC Management in 2018, where he most recently held the role of President of SLC Fixed Income before being appointed Sun Life Chief Risk Officer in 2022. Before joining SLC Management, Mr. Murphy spent 20 years at Mercer where he built and led the company's investment management businesses in Europe and led Mercer's North American Investments, Retirement and Benefit Administration businesses. Mr. Murphy will remain Sun Life's Chief Risk Officer until a successor is named to ensure a smooth transition.

About Sun Life
Sun Life is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sun Life has operations in a number of markets worldwide, including Canada, the U.S., the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of June 30, 2025, Sun Life had total assets under management of $1.54 trillion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

About MFS
In 1924, MFS launched the US' first open-end mutual fund to give everyday investors access to the markets. More than 100 years later, we are a full-service global investment manager serving financial advisors, intermediaries and institutional clients around the world. Tested and refined across market environments, our active investing approach combines collective expertise, long-term discipline and thoughtful risk management to create value responsibly for clients. Supported by our culture of shared values and collaboration, our teams of diverse thinkers actively debate ideas and assess material risks to uncover what we believe are the best investment opportunities in the public markets. As of August 30, 2025, MFS manages US$644.1 billion in assets on behalf of individual and institutional investors worldwide. Please visit mfs.com for more information.

About SLC Management

SLC Management is a global asset manager that offers institutional investors traditional, alternative and yield-orientated investment solutions across public and private fixed income markets, as well as global real estate equity and debt. SLC Management is the brand name for the institutional asset management business of Sun Life Financial Inc. under which the entities of Sun Life Capital Management (U.S.) LLC in the United States, and Sun Life Capital Management (Canada) Inc. in Canada operate. These entities are also referred to as SLC Fixed Income and represent the investment grade public and private fixed income strategies of SLC Management.

BGO, InfraRed Capital Partners (InfraRed), Crescent Capital Group (Crescent) and Advisors Asset Management (AAM) are also part of SLC Management. BGO is a leading global real estate investment management advisor and a globally recognized provider of real estate services. InfraRed is an international investment manager focused on infrastructure, managing equity capital in multiple private and listed funds, primarily for institutional investors across the globe. Crescent is a global alternative credit investment manager singularly focused on corporate credit through strategies that invest in marketable and privately originated debt securities. AAM is an independent U.S. retail distribution firm that provides a range of solutions and products to financial advisors at wirehouses, registered investment advisors and independent broker-dealers.

As of June 30, 2025, SLC Management has assets under management of C$408 billion (US$300 billion) and AAM represents an additional approximate C$13 billion (US$9 billion) in assets under administration.

For more information, please visit slcmanagement.com.

About Aditya Birla Sun Life AMC Limited
Aditya Birla Sun Life AMC Limited (ABSLAMC) was incorporated in the year 1994. Aditya Birla Capital Limited and Sun Life (India) AMC Investments Inc. are the promoters and major shareholders of the Company.

ABSLAMC is primarily the investment manager of Aditya Birla Sun Life Mutual Fund, a registered trust under the Indian Trusts Act, 1882. ABSLAMC also operates multiple alternate strategies including Portfolio Management Services, Real Estate Investments and Alternative Investment Funds. ABSLAMC is one of the leading asset managers in India, servicing around 10.6 million investor folios with a pan India presence across 300+ locations and overall AUM of Rs. 4,433 billion for the quarter ending June 30, 2025 under its suite of Mutual Fund (excluding domestic FoFs), Portfolio Management Services, Alternative Investment Funds, Offshore and Real Estate offerings.

Forward Looking Statement

From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable

Canadian securities legislation. Forward-looking statements contained in this news release include statements (i) relating to our strategies, growth initiatives and other business objectives; (ii) that are predictive in nature or that depend upon or refer to future events or conditions; and (iii) that include words such as "intends", "expects", "will" and similar expressions. The forward-looking statements in this news release are stated as at the date of this release, represent the Company's current expectations, estimates and projections regarding future events and are not historical facts. These statements are not a guarantee of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Some of these assumptions and risks and uncertainties are described further in the Company's management's discussion and analysis for the year ended December 31, 2024 under the heading "Forward-looking Statements", in the risk factors set out in the Company's annual information form for the year ended December 31, 2024 under the heading "Risk Factors" and in the Company's interim management's discussion and analysis for the quarter ended June 30, 2025 under the heading "Risk Management", in the other factors detailed in the Company's annual and interim financial statements and in the Company's other filings with Canadian and U.S. securities regulators, which are available for review at www.sedarplus.ca and www.sec.gov, respectively. Actual results may differ materially from those expressed, implied or forecasted in such forward-looking statements.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this news release or to reflect the occurrence of unanticipated events, except as required by law.

Note to Editors: All figures in Canadian dollar unless indicated.

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